9/2

08005259

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Roca Mines Inc.

*CURRENT ADDRESS 490-1122 Mainland Street
Vancouver, British Columbia V6B 5L1
Canada

**FORMER NAME

PROCESSED
OCT 10 2008
THOMSON REUTERS

**NEW ADDRESS

FILE NO. 82- 35234 FISCAL YEAR 8/31/07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☒
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: MAC

DATE: 10/8/08

082-35234

AR/S
8-31-07

ROCA MINES INC.

(A Development Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2007 and 2006

(Expressed in Canadian Funds)

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

To the Shareholders of Roca Mines Inc.:

The accompanying consolidated financial statements of the Roca Mines Inc. (the "Company") were prepared by management in accordance with accounting principles generally accepted in Canada, and within the framework of the summary of significant accounting policies noted in these consolidated financial statements. Management is responsible for all information in the annual report. All financial and operating data in the annual report is consistent, where appropriate, with that contained in the consolidated financial statements.

A system of internal accounting control is maintained in order to provide reasonable assurance that assets are safeguarded and that transactions are properly recorded and executed in accordance with management's authorization. This system includes established policies and procedures, the selection and training of qualified personnel and an organization providing for appropriate delegation of authority and, where possible, segregation of responsibilities.

The Board of Directors discharges its responsibilities for the consolidated financial statements primarily through activities of its Audit Committee composed of three directors. This Committee meets with management to assure that it is performing its responsibility to maintain financial controls and systems and to approve the quarterly unaudited and annual audited consolidated financial statements of the Company. The Audit Committee also meets with the independent auditors to discuss the scope and the results of their audit and audit report prior to submitting the consolidated financial statements to the Board of Directors for approval.

The consolidated financial statements have been audited on behalf of the shareholders by the Company's independent auditors, PricewaterhouseCoopers LLP, in accordance with Canadian generally accepted auditing standards. The auditors' report outlines the scope of their audit and their opinion on the consolidated financial statements.

"David Skerlec"

David J. Skerlec
Chief Financial Officer and Secretary

"Scott Broughton"

Scott E. Broughton
President and Chief Executive Officer

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
PricewaterhouseCoopers Place
250 Howe Street, Suite 700
Vancouver, British Columbia
Canada V6C 3S7
Telephone +1 604 806 7000
Facsimile +1 604 806 7806

Auditors' Report

To the Shareholders of Roca Mines Inc.

We have audited the consolidated balance sheets of Roca Mines Inc. as at August 31, 2007 and 2006 and the consolidated statements of loss and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at August 31, 2007 and 2006 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

(Signed) PricewaterhouseCoopers LLP

Chartered Accountants
Vancouver, BC, Canada
December 20, 2007

Roca Mines Inc. Statement 1

(A Development Stage Company)

Consolidated Balance Sheets

As at August 31

Canadian Funds

ASSETS	**2007**	**2006**
Current		
Cash and cash equivalents	**$ 8,697,717**	$ 4,909,936
Receivables	**1,199,096**	213,754
Prepaid expenses and deposits	**788,280**	31,047
Marketable securities *(Note 4)*	**-**	24,700
Future income tax asset *(Note 11b)*	**123,225**	-
	10,808,318	5,179,437
Resource Property Costs - *Schedule (Note 5)*	**41,764,073**	11,373,439
Reclamation Bonds *(Note 9)*	**752,900**	752,900
Deposits on Contracts *(Note 12b)*	**-**	265,000
Equipment *(Note 6)*	**36,197**	36,963
	42,553,170	12,428,302
	$ 53,361,488	$ 17,607,739

LIABILITIES		
Current		
Accounts payable and accrued liabilities	**$ 2,293,693**	$ 1,212,432
Due to related parties *(Note 10g)*	**51,369**	79,769
	2,345,062	1,292,201
Asset Retirement and Mine Closure Obligations *(Note 8)*	**870,961**	126,000
	3,216,023	1,418,201
SHAREHOLDERS' EQUITY		
Share Capital *(Note 7a)*	**44,779,405**	17,004,359
Contributed Surplus *(Note 7j)*	**7,782,856**	763,946
Deficit - *Statement 2*	**(2,416,796)**	(1,578,767)
	50,145,465	16,189,538
	$ 53,361,488	$ 17,607,739

Use of Estimates *(Note 2p)*
Commitments *(Note 12)*
Subsequent Events *(Note 13)*

ON BEHALF OF THE BOARD:

"Scott Broughton", Scott E. Broughton, Director

"David Skerlec", David J. Skerlec, Director

- See Accompanying Notes -

Roca Mines Inc. Statement 2

(A Development Stage Company)

Consolidated Statements of Loss and Deficit

For the Years Ended August 31

Canadian Funds

	2007	2006
Expenses		
Stock-based compensation	**$ 1,121,450**	$ 111,059
Advertising, promotion and shareholder relations	**208,277**	133,977
Accounting, audit and legal fees	**138,352**	73,000
Consulting and management fees	**126,375**	137,055
Banking charges, office and sundry	**124,094**	53,955
Rent	**44,052**	17,042
Travel and insurance costs	**41,369**	76,520
Listing and filing fees	**26,859**	20,483
Amortization	**16,350**	13,154
Loss Before the Undernoted	**1,847,178**	636,245
Property investigation/generative exploration costs	**48,456**	21,050
Gain on sale of marketable securities *(Note 4)*	**(117,435)**	(28,839)
Interest income	**(128,228)**	(36,672)
Loss for the Year Before Income Taxes	**1,649,971**	591,784
Future income tax recovery *(Note 11)*	**(811,942)**	(273,130)
Loss for the Year	**838,029**	318,654
Deficit - Beginning of year	**1,578,767**	1,260,113
Deficit - End of Year	**$ 2,416,796**	$ 1,578,767
Loss per Share - Basic and Diluted	**$ (0.01)**	$ (0.01)
Weighted Average Number of Common Shares Outstanding	**68,018,545**	44,667,377

- See Accompanying Notes -

Roca Mines Inc.

Statement 3

(A Development Stage Company)

Consolidated Statements of Cash Flows

For the Years Ended August 31

Canadian Funds

Cash Resources Provided By (Used In)		2007		2006
Operating Activities				
Loss for the year	$	(838,029)	$	(318,654)
Items not affected by cash:				
Amortization		16,350		13,154
Stock-based compensation		1,121,450		111,059
Future income tax recovery		(811,942)		(273,130)
Gain on sale of marketable securities		(117,435)		(28,839)
Changes in non-cash working capital items:				
Prepaid expenses and deposits		(78,495)		(18,312)
Accounts payable and accrued liabilities		104,023		18,517
		(604,078)		(496,205)
Investing Activities				
Purchase of equipment		(15,583)		(24,800)
Change in accounts receivable		(985,342)		(126,769)
B.C. Mining Exploration Tax Credit (BCMETC) receivable		-		238,435
Prepaid expenses and deposits on resource properties		(413,738)		(273,991)
Reclamation bonds posted		-		(722,000)
Resource property costs, *net of exploration tax credits*		(26,615,909)		(3,929,943)
Proceeds on disposal of marketable securities		142,135		43,139
		(27,888,437)		(4,795,929)
Financing Activities				
Share and warrant issuance proceeds		34,800,319		10,707,119
Share and warrant issuance costs		(2,520,023)		(523,466)
Short-term loan proceeds – related party *(Note 10h)*		1,150,000		-
Short-term loan repayment – related party *(Note 10h)*		(1,150,000)		-
		32,280,296		10,183,653
Net Increase in Cash and Cash Equivalents		3,787,781		4,891,519
Cash and cash equivalents - Beginning of year		4,909,936		18,417
Cash and Cash Equivalents - End of Year	$	8,697,717	$	4,909,936
Supplemental Schedule of Non-Cash Investing and Financing Transactions				
Stock-based compensation recorded in resource property costs	$	1,139,340	$	304,456
Property expenditures included in accounts payable	$	948,837	$	719,045
Future income tax included in property expenditures	$	633,608	$	-
Shares issued for property	$	350,850	$	429,500
Fair value of warrants issued for finance fees	$	217,731	$	24,526
Shares received for property	$	(51,000)	$	(15,750)

At August 31, 2007, cash and cash equivalents consisted of a Bank Deposit Note due September 26, 2007 valued at $8.01 million (2006 – Nil), earning an annual yield of 4.71%, and the balance in cash (2006 - $4.91 million) held at Canadian institutions.

- See Accompanying Notes -

Roca Mines Inc.
(A Development Stage Company)

Schedule

Consolidated Schedules of Resource Property Costs

For the Years Ended August 31
Canadian Funds

	2007	2006
MAX Molybdenum Project, B.C., Canada		
Acquisition Costs		
Option payment – shares	$ -	$ 395,000
Option payment – cash	-	100,000
Additional acquisition, staking and land costs	5,418	87,152
	5,418	582,152
Deferred Exploration and Development Costs		
Tailings pond equipment and materials	6,343,526	287,864
Mill equipment, materials and relocation	5,930,856	1,789,153
Mining materials, equipment and underground development	5,236,850	934,147
Electrical	2,152,856	110,153
Camp equipment, construction costs and materials	1,616,595	510,440
Geological and project management	1,287,281	157,262
Engineering studies and consulting	1,191,478	320,038
Stock-based compensation	1,139,340	269,638
Powerhouse equipment, construction costs and materials	753,113	-
Estimated mine closure and reclamation costs	744,961	104,400
Future income tax	618,328	-
Environmental studies and consulting	477,090	196,808
General labour costs	463,580	91,214
Travel and accommodation	317,011	126,792
Drilling costs	301,555	-
Roads and roadwork	292,902	186,370
Lab, assay and metallurgical	230,748	132,499
Office equipment, communication, maps, reports and sundry	169,045	25,005
Office building construction costs and materials	148,640	-
Supplies and miscellaneous	105,920	-
Exploration tax credits	-	(249,211)
	29,521,675	4,992,572
	29,527,093	5,574,724
SEAGOLD Project, B.C., Canada		
Acquisition Costs		
Option payment - shares	98,250	34,500
Option payment - cash	25,000	25,000
Option payment received - shares	(51,000)	(15,750)
Option payment received - cash	(50,000)	(50,000)
	22,250	(6,250)
Balance Forward	$ 29,549,343	$ 5,568,474

- See Accompanying Notes -

Roca Mines Inc. Schedule

(A Development Stage Company)

Consolidated Schedules of Resource Property Costs - *continued*

For the Years Ended August 31

Canadian Funds

	2007	2006
Balance Forward	**$ 29,549,343**	$ 5,568,474
FOREMORE VMS-Gold Project, B.C., Canada		
Acquisition Costs		
Option payment and advance royalties – cash	**$ 50,000**	$ 50,000
Additional staking and land costs	**27,747**	127
	77,747	50,127
Deferred Exploration Costs		
Geological and project management	**91,728**	8,076
Maps and reports	**61,080**	-
Prospecting, labour, camp costs and meals	**56,586**	3,446
Field transportation, mobilization	**54,151**	5,278
Future income tax	**15,280**	-
Travel and accommodation	**3,303**	1,298
Materials and equipment	**1,726**	2,749
Communication	**1,350**	4,578
Stock based compensation	**-**	34,818
Estimated reclamation costs	**-**	21,600
Geophysical	**-**	13,967
Assaying	**-**	2,435
Exploration tax credits	**-**	(220,998)
	285,204	(122,753)
	362,951	(72,626)
OTHER Projects, B.C., Canada		
Acquisition Costs		
Option payment - shares	**252,600**	-
Option payment - cash	**43,800**	-
Staking and land costs	**4,312**	-
	300,712	-
Deferred Exploration Costs		
Field transportation, mobilization	**88,408**	-
Geological and project management	**42,477**	-
Prospecting, labour, camp costs and meals	**34,781**	-
Assaying	**11,962**	-
	177,628	-
	478,340	-
Total Resource Property Costs for the Year	**30,390,634**	5,495,848
Balance - Beginning of year	**11,373,439**	5,877,591
Balance - End of Year	**$ 41,764,073**	$ 11,373,439

- See Accompanying Notes -

1. Nature of Operations

The Company was incorporated on June 19, 2001 as 629645 BC Ltd. and changed its name to Roca Mines Inc. on April 29, 2002.

These financial statements are presented on a consolidated basis as the Company incorporated a wholly owned subsidiary, FortyTwo Metals Inc., on February 3, 2005. FortyTwo Metals Inc., a British Columbia corporation, holds the mineral claims and underlying agreements and serves as the operating subsidiary for the Max Molybdenum Project.

The Company is a development stage company that engages principally in the acquisition, exploration and development of resource properties. Subsequent to the year-ended August 31, 2007, FortyTwo Metals started commissioning the mine and mill facilities at the Max Molybdenum Project. The recovery of the Company's investment in its resource properties is dependent upon the discovery, development and sale of metal bearing concentrates and the ability to raise sufficient capital to finance these operations. The ultimate outcome of these operations cannot presently be determined because they are contingent on future matters.

2. Significant Accounting Policies

a) Cash and Cash Equivalents

The Company considers cash and cash equivalents to include amounts held in banks and highly liquid investments with remaining maturities at point of purchase of 90 days or less.

b) Marketable Securities

Marketable Securities are recorded at the lower of cost or market value.

c) Option Agreements

From time to time, the Company may acquire or dispose of properties pursuant to the terms of option agreements. Due to the fact that options are exercisable entirely at the discretion of the optionee, the amounts payable or receivable are not recorded. Option payments and receipts are recorded as resource property costs or recoveries when the payments are made or received.

d) Accounts Receivable

Accounts receivable are carried at the lower of cost or net realizable value. The receivables are reviewed on a periodic basis to determine collectibility. Collectibility is determined on an individual customer basis based on payment history, age of the receivable and credit worthiness of the customer. Receivables are written off as they are determined to be uncollectible.

e) Resource Properties and Deferred Exploration and Development Expenditures

The Company is in the process of exploring and developing its resource properties and has not completed a bankable feasibility study to delineate ore reserves that are economically recoverable. Resource exploration and development costs are capitalized on an individual prospect basis until such time as the Company begins commercial production on the prospect or the prospect is abandoned or determined to be impaired.

2. Significant Accounting Policies - *Continued*

Deferred exploration and development costs for properties placed into production are amortized on a unit-of-production method based on proven and probable reserves and a portion of measured, indicated and inferred resources, while costs for the prospects abandoned are written off. Payments received by the Company when a property is optioned to another party are recorded as a net to offset acquisition costs.

The recoverability of the amount capitalized for the undeveloped resource properties is dependent upon the development of a commercially viable mining operation, confirmation of the Company's interest in the underlying mineral claims, the ability to farm out its resource properties, the ability to obtain the necessary financing to complete their development and future profitable production or proceeds from the disposition thereof.

Title to resource properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many resource properties. The Company has investigated title to all of its resource properties and, to the best of its knowledge, title to all of its properties are in good standing.

f) **Mineral Property, Plant and Equipment**

The Company anticipates transferring significant deferred mineral property costs into plant and equipment accounts during the fiscal year ending August 31, 2008 after declaring commercial production at the Max Molybdenum Mine.

Plant and equipment are recorded at cost. Repairs and maintenance expenditures are charged to operations; major improvements and replacements which extend the useful life of an asset are capitalized. Assets used in commercial production are subject to depreciation on the basis described below:

Mine property, plant and equipment are amortized, net of estimated residual value, using the unit of production method based on proven and probable reserves and a portion of measured, indicated and inferred resources. Other fixed assets are depreciated, net of residual value, over the lesser of the expected life of the asset on a straight-line basis.

g) **Plant supplies and Inventories**

Plant supplies are valued at the lower of cost and replacement cost.

Concentrate inventory is valued at the lower of cost and net realizable value. Cost is the production costs for concentrates including material costs, direct labour, mine and mill site overhead and amortization and depletion.

h) **Impairment of Long-lived Assets**

The Company assesses the possibility of impairment in the net carrying value of its long lived assets when events or circumstances indicate impairment may have occurred. Management calculates the estimated undiscounted future net cash flows relating to the asset or asset group using estimated future prices, proven and probable reserves and other mineral resources, and operating, capital and reclamation costs. When the carrying value of an asset exceeds the related undiscounted cash flows, the asset is written down to its estimated fair value, which is usually determined using discounted cash flows.

2. Significant Accounting Policies - *Continued*

i) Revenue Recognition

The Company has no revenue for the year ended August 31, 2007 and has not yet declared commercial production from any of its projects. In future, the Company will recognize revenue when title transfers and the rights and obligations of ownership pass to the customer.

The majority of the Company's metal concentrates are sold under pricing arrangements where final prices are determined by quoted market prices in a period subsequent to the date of sale. In these circumstances, revenues are recorded at the time of sale based on estimated forward prices for the expected date of final settlement. Subsequent variations in prices are recognized as revenue adjustments as they occur.

j) Foreign Exchange

The Company's foreign currency holdings are translated into Canadian dollars using the temporal method as follows:

- Monetary assets and liabilities at the exchange rate at period-end;
- Non-monetary assets and liabilities at historical exchange rates;
- Income and expense items at the average exchange rates.

Exchange gains and losses are recognized in the period in which they are incurred.

k) Asset Retirement Obligations

The Company follows the recommendations of CICA Handbook Section 3110, Asset Retirement Obligations. This section requires recognition of a legal liability for obligations relating to retirement of property, plant, and equipment, and arising from the acquisition, construction, development, or normal operation of those assets. Such asset retirement cost must be recognized at fair value, when a reasonable estimate of fair value can be estimated, in the period in which it is incurred, added to the carrying value of the asset, and amortized into income on a systematic basis over its useful life. If the fair value of the liability decreases due to changes in future cash flow estimates, a corresponding decrease in the related asset is recorded. If the reduction exceeds the value of the related asset, the remaining amount is reduced through earnings.

l) Income Taxes

Income taxes are accounted for using the asset and liability method. Future taxes are recognized by applying enacted or substantively enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and tax basis of existing assets and liabilities. The effect on future taxes for a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment. In addition, the method requires the recognition of future tax assets to the extent that realization of such benefits is more likely than not.

2. Significant Accounting Policies - *Continued*

m) **Share Capital**

i) The proceeds from the exercise of stock options and warrants are recorded as share capital in the amount for which the option or warrant enabled the holder to purchase a share in the Company.
ii) Share capital issued for non-monetary consideration is recorded at an amount based on fair market value.
iii) The proceeds from the issue of units is allocated between common shares and common share purchase warrants on a pro-rata basis based on relative fair values using the Black-Scholes pricing model.

n) **Stock-Based Compensation**

All stock-based awards made to employees and non-employees are measured and recognized using a fair value based method. Fair value is measured using the Black-Scholes valuation model on the date of grant of stock purchase options, and is recognized as stock-based compensation expense or capitalized under resource property costs over the vesting period of the options. Consideration paid on exercise of share purchase options is recorded as share capital.

o) **Earnings (Loss) per Share**

Basic earnings (loss) per share is computed by dividing income (loss) available to common shareholders by the weighted average number of common shares outstanding during the year. The computation of diluted earnings per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share. The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted earnings per share by application of the treasury stock method.

p) **Management's Estimates**

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reported periods. Actual results could differ from those estimates.

q) **Flow-Through Shares**

Canadian Income Tax Legislation permits an enterprise to issue securities referred to as flow-through shares, whereby the investor can claim the tax deductions arising from the renunciation of the related resource expenditures. When resource expenditures are renounced to the investors and the Company has reasonable assurance that the expenditures will be completed, future income tax liabilities are recognized with a corresponding reduction to share capital.

If a company has sufficient unused tax losses and deductions ("losses") to offset all or part of the future income tax liabilities and no future income tax assets have been previously recognized on such losses, a portion of such unrecognized losses (losses multiplied by the effective corporate tax rate) is recorded as income up to the amount of the future income tax liability that was previously recognized on the renounced expenditures.

2. Significant Accounting Policies - *Continued*

r) Mineral Exploration Tax Credits ("METC")

The Company recognizes METC amounts and applies those amounts against deferred exploration costs when the Company's application for tax credits is approved by Canada Revenue Agency.

s) Variable Interest Entities

The Company has adopted Accounting Guideline AcG-15, Consolidation of Variable Interest Entities, which requires consolidation of entities in which the Company has a controlling financial interest. The Company has determined that it has no variable interest entities.

t) Leases

Assets financed by leasing agreements which give rights approximating ownership (finance leases) are capitalized at fair value. The capital elements of future obligations under finance leases are included as liabilities in the balance sheet and the interest element is charged to the income statement. Annual payments under other lease arrangements, known as operating leases, are charged to the income statement on a straight-line basis.

u) New Accounting Pronouncements

In April 2005, the Canadian Institute of Chartered Accountants ("CICA") issued three new standards relating to financial instruments, applicable for fiscal years beginning on or after October 1, 2006, as follows:

i) Financial Instruments—Recognition and Measurement (Section 3855)
The standard prescribes when a financial asset, financial liability and non-financial derivative is to be recognized on the Balance Sheet and whether fair value or cost-based measures should be used. It also specifies how financial instruments gains or losses should be presented.

ii) Hedges (Section 3865)
The standard is applicable when a company chooses to designate a hedging relationship for accounting purposes. It builds on the existing Accounting Guideline 13 (acG-13) "Hedging Relationships" and Section 1650 "Foreign Currency Translation", by specifying how hedge accounting is applied and what disclosures are necessary when it is applied.

iii) Comprehensive Income (Section 1530)
This standard introduces new rules for the reporting and display of comprehensive income. Comprehensive income measures the change in shareholders' equity of a company during a reporting period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period, except those resulting from investments by owners and distributions to owners. These items include holding gains and losses on certain investments, gains and losses on certain derivative instruments, and foreign currency gains and losses related to self-sustaining foreign operations.

The impact from the adoption of these new standards on the Company's financial statements is still to be determined.

3. Fair Value of Financial Instruments

The Company's financial instruments consist of cash and cash equivalents, receivables, deposits on contracts, reclamation bonds, accounts payable and amounts due to related parties. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from the financial instruments. The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

4. Marketable Securities

Marketable securities consist of Nil (2006 – 190,000) shares of Romios Gold Resources Inc. ("Romios") at a recorded book value of $Nil (2006 - $24,700) with a market value of $Nil (2006 - $49,400) on August 31, 2007.

5. Resource Property Costs

Details are as follows:

	Acquisition	Deferred Exploration & Development	**Total August 31, 2007**	Total August 31, 2006
Max Molybdenum Project	$ 870,229	$ 36,187,960	**$ 37,058,189**	$ 7,531,096
Foremore VMS-Gold Project	388,831	3,784,854	**4,173,685**	3,810,734
SeaGold Project	34,750	19,109	**53,859**	31,609
Other	300,712	177,628	**478,340**	-
	$ 1,594,522	$ 40,169,551	**$ 41,764,073**	$ 11,373,439

a) MAX Molybdenum Project, Revelstoke Mining Division, B.C., Canada

On August 31, 2006, the Company completed the acquisition of a 100% interest in certain properties, known as the Max Molybdenum Project located in the Revelstoke Mining Division, B.C. In order to earn its interest and prepare for commercial production from the property, the Company issued 600,000 shares to the vendor and made cash payments totalling $200,000. The MAX Project is subject to a 2.5% Net Smelter Return ("NSR"). The Company may purchase, at any time, up to 60% of the NSR by paying $1,000,000 for each 30% ($2,000,000 for the full 60% of the 2.5% NSR). Advance annual royalty payments of $50,000 are payable by the Company and may be applied as a reduction of future royalty payments upon commencement of commercial production.

On August 6, 2004, the Company acquired a 100% interest in certain crown grants, mining leases and mineral claims contiguous to the MAX Molybdenum Project mineral claims. Under the terms of this acquisition agreement, the Company paid $100,000 for the property and original data detailing all previous exploration. The Company granted a 2.5% NSR on the contiguous property, reducible to 1% upon payment of $2,000,000 at any time prior to commencement of commercial production. The Company must also issue 200,000 shares if it commences commercial production from any part of the contiguous property.

5. Resource Property Costs - *Continued*

b) FOREMORE VMS-Gold Project, Liard Mining Division, B.C., Canada

On May 1, 2005, the Company completed the acquisition of a 100% interest in certain properties, known as the Foremore Project located in the Liard Mining Division, B.C. by paying cash payments of $100,000 (paid) and issuing 400,000 common shares (issued) to the property vendor.

The Foremore Project is subject to a 2.5% Net Smelter Return ("NSR"). The Company may purchase at any time, up to 60% of the NSR by paying $1,000,000 for each 30% ($2,000,000 for the full 60% of the 2.5% NSR). The Company will be required to make annual advance royalty payments of $50,000 starting May 1, 2006 ($100,000 paid to date). This advance royalty ceases in the year in which commercial production commences. All advance royalty payments paid to commercial production may be applied as a reduction of future royalty payments. The Company must also issue 200,000 common shares to the vendor upon the commencement of commercial production.

c) SEAGOLD Project, Liard Mining Division, B.C., Canada

On December 1, 2006, the Company completed the acquisition of a 100% interest in certain properties, known as the SeaGold Project in the Liard Mining Division, B.C. The Company made cash payments totalling $100,000 and issued 200,000 common shares to the vendor to acquire this property.

The SeaGold Project is subject to a 2.5% NSR. The Company may purchase at any time, up to 60% of the NSR by paying $1,000,000 for each 30% ($2,000,000 for the full 60% of the 2.5% NSR). Advance annual royalty payments of $30,000 will be payable by the Company starting on December 1, 2007, ceasing in the year in which commercial production commences. The Company must also issue 200,000 common shares to the vendor upon the commencement of commercial production

The Company has signed an agreement dated May 1, 2005 with Romios Gold Resources Inc. ("Romios") whereby Romios can earn up to a 50% interest in the SeaGold Property by completing the following:

	Cash Payments	Share Issuances	Property Expenditures
Upon Exchange Approval (received)	$ 25,000	150,000	$ -
December 1, 2005 (received)	50,000	150,000	-
December 31, 2005 (incurred)	-	-	150,000
December 1, 2006 (received)	50,000	150,000	-
December 31, 2006 (incurred)	-	-	150,000
December 1, 2007 (received subsequently)	75,000	150,000	-
December 31, 2007 (incurred)	-	-	700,000
	$ 200,000	600,000	$ 1,000,000

5. Resource Property Costs - *Continued*

Romios has also assumed the Company's obligation to issue the original property vendor 200,000 common shares upon commencement of commercial production, and advance royalty payments of $30,000 per annum commencing on December 1, 2007.

An additional 25% (up to 75%) can be earned by Romios by paying the Company $2,000,000 in cash or common share equivalent within 90 days of vesting the initial 50%.

d) OTHER Projects, Revelstoke Mining Division, B.C., Canada

In December of 2006, the Company signed four agreements with a group of prospectors, pursuant to which the Company may acquire a 100% interest in four separate properties in the Revelstoke Mining Division, British Columbia. Each property is subject to a 2% net smelter return royalty which may be purchased by the company for $2-million. To maintain all options in good standing, the Company must complete the following:

		Cash Payments	Share Issuances
Upon Exchange Approval (paid/issued)	$	7,500	60,000
April 1, 2007 (paid/issued)		24,000	60,000
April 1, 2008		31,500	60,000
April 1, 2009		42,000	60,000
April 1, 2010		51,000	75,000
	$	156,000	315,000

In July of 2007, the Company signed an option agreement to acquire a 100% interest in 513 hectares contiguous with the Tin City Property. The Company paid the vendor $12,300 on signing and, at its option, must pay an additional $100,000 and issue 50,000 common shares on or before June 5, 2009 to complete the acquisition. This contiguous property is subject to a 2.5% Net Smelter Return, which may be reduced to 0.5% upon payment of $1.5 million.

6. Equipment

Details are as follows:

		Cost		Accumulated Amortization		**August 31, 2007 Net Book Value**		August 31, 2006 Net Book Value
Office and Computers	$	54,474	$	26,959	**$**	**27,515**	$	24,146
Software		5,543		5,538		**5**		422
Crew/Equipment Vehicle		29,761		21,084		**8,677**		12,395
	$	89,778	$	53,581	**$**	**36,197**	$	36,963

The Company provides for amortization on its equipment at an annual rate of 45% for computer hardware, 30% for automobile equipment, 20% for office equipment and 100% for computer software on the declining balance method. One-half of the above rates are taken in the year of acquisition

7. Share Capital

a) Details are as follows:

Authorized: Unlimited common shares without par value	Number of Shares		Amount
Balance – August 31, 2005	37,210,735	$	6,683,966
Issued for cash:			
Private placement of units - December 2005			
- prorated fair value of common shares issued	1,000,000		249,094
Private placement - March 2006	5,000,000		2,000,000
Private placement - May 2006	2,857,143		2,000,000
Private placement - August 2006	7,042,254		5,000,000
Exercise of $0.20 November Warrants	3,400,000		680,000
Exercise of $0.25 November Agent Warrants	230,000		57,500
Exercise of $0.40 July Warrants	1,334,165		533,666
Exercise of $0.40 July Agent Warrants	77,800		31,120
Exercise of $0.40 December Warrants	168,333		67,333
Exercise of Incentive stock options	150,000		37,500
Issued to finders on March 2006 private placement	350,000		140,000
Issued for MAX Project	400,000		395,000
Issued for SeaGold Project	50,000		34,500
Fair value of Agent warrants issued	-		24,526
Fair value of stock options exercised	-		22,708
Fair value of warrants exercised	-		8,569
Share issuance costs	-		(687,993)
Flow-through share renunciation – tax effect *(Note 11)*	-		(273,130)
Balance – August 31, 2006	59,270,430	$	17,004,359
Issued for cash:			
Private placement of units – February 2007			
- prorated fair value of common shares issued	5,000,000		5,910,352
Private placement of units – March 2007			
- prorated fair value of common shares issued	7,142,857		8,319,686
Private placement of units – March 2007			
- prorated fair value of common shares issued	1,212,121		1,453,663
Private placement of units – August 2007			
- prorated fair value of common shares issued	4,703,500		12,961,423
Exercise of $0.40 warrants	831,667		332,667
Exercise of $0.90 Agent warrants	39,335		35,402
Exercise of Incentive stock options	1,175,000		432,250
Issued for SeaGold Project	75,000		98,250
Issued for Bonanza Project	30,000		63,150
Issued for Ellesmere Project	30,000		63,150
Issued for Farside Project	30,000		63,150
Issued for Tin City Project	30,000		63,150
Fair value of warrants exercised *(Note 7g)*	-		42,337
Fair value of stock options exercised *(Note 7i)*	-		300,916
Share issuance costs	-		(2,309,391)
Future income tax	-		(55,109)
Balance – August 31, 2007	79,569,910		44,779,405

7. Share Capital - *Continued*

b) In February of 2007, the Company completed a private placement for gross proceeds of $7,000,000 in two tranches. Five million units were issued at a price of $1.40, each consisting of one common share and one common share purchase warrant, each warrant entitling the holder to acquire one additional common share until July 4, 2008 (as to 1,828,571 warrants) or August 9, 2008 (as to 3,171,429 warrants) at a price of $2.25 per common share. Cash finders' fees totalling $326,250 were paid, and 18,750 Agent warrants were issued in connection with this offering, the Agent warrants exercisable until August 9, 2008 at $2.25 per common share. The Company's Chief Financial Officer purchased 64,287 units of this private placement.

The prorated fair value of the unit warrants issued was calculated to be $1,089,648 on the grant date and is accounted for as a reduction to proceeds from the common shares (to $5,910,352) with the offsetting entry to contributed surplus. The total fair value of warrants was estimated using the Black-Scholes Option Pricing Model with the following weighted average assumptions:

	Tranche 1	Tranche 2
Number of warrants	1,828,571	3,171,429
Average risk-free interest rate	3.92%	4.11%
Expected dividend yield	Nil	Nil
Expected stock price volatility	65.04%	65.32%
Average expected life	1.5 years	1.5 years

The total fair value of the Agent warrants issued was calculated to be $4,523 on the grant date and is accounted for in share issuance costs. The offsetting entry is to contributed surplus. The fair value of the Agent warrants issued was estimated using the Black-Scholes Option Pricing Model with the following weighted average assumptions:

Average risk-free interest rate	4.11%
Expected dividend yield	Nil
Expected stock price volatility	65.32%
Average expected life	1.5 years

c) In March of 2007, the Company completed a $10 million private placement upon the issuance of 7,142,857 units at a price of $1.40 per unit. Each unit issued consists of one common share and one share purchase warrant, each warrant entitling the holder to acquire an additional common share until September 6, 2008, at a price of $2.25. Cash fees in the amount of $825,000 were paid in connection with this financing.

The prorated fair value of the unit warrants issued was calculated to be $1,680,314 on the grant date and is accounted for as a reduction to proceeds from the common shares (to $8,319,686) with the offsetting entry to contributed surplus. The total fair value of warrants was estimated using the Black-Scholes Option Pricing Model with the following weighted average assumptions:

Number of warrants	7,142,857
Average risk-free interest rate	3.92%
Expected dividend yield	Nil
Expected stock price volatility	65.25%
Average expected life	1.5 years

7. Share Capital - *Continued*

d) In March of 2007, the Company completed a $2 million private placement issuing 1,212,121 units at a price of $1.65 per unit. Each unit issued consists of one common share and one share purchase warrant, each warrant entitling the holder to acquire an additional common share until September 28, 2008, at a price of $2.25. A cash finder's fee in the amount of $140,000 was paid in connection with this financing.

The prorated fair value of the warrants issued was calculated to be $546,337 on the grant date and is accounted for as a reduction to proceeds from the common shares (to $1,453,663) with the offsetting entry to contributed surplus. The total fair value of warrants was estimated using the Black-Scholes Option Pricing Model with the following weighted average assumptions:

Number of warrants	1,212,121
Average risk-free interest rate	4.01%
Expected dividend yield	Nil
Expected stock price volatility	65.25%
Average expected life	1.5 years

e) In August of 2007, the Company completed a $14.96 million private placement on a bought deal basis, issuing 4,703,500 units at a price of $3.18 per unit, including the underwriter's over-allotment option of 613,500 units. Each unit issued consists of one common share and one half of one common share purchase warrant, each warrant entitling the holder to acquire an additional common share until August 7, 2009, at a price of $4.00. The underwriter received cash commissions of 6 per cent of the gross proceeds and 282,210 warrants, each warrant entitling the underwriter to acquire one common share for $3.18 until August 7, 2008 or August 20, 2008 (as to 36,810 of the total).

The prorated fair value of the warrants issued was calculated to be $1,995,707 as of the grant dates and is accounted for as a reduction to proceeds from the common shares (to $12,961,423) with the offsetting entry to contributed surplus. The total fair value of warrants was estimated using the Black-Scholes Option Pricing Model with the following weighted average assumptions:

Number of warrants	2,351,750
Average risk-free interest rate	4.14-4.64%
Expected dividend yield	Nil
Expected stock price volatility	71.62%
Average expected life	1.97-2 years

The total fair value of the underwriter's warrants issued was calculated to be $213,208 as of the grant dates and is accounted for in share issuance costs. The offsetting entry is to contributed surplus. The fair value of the Agent warrants issued was estimated using the Black-Scholes Option Pricing Model with the following weighted average assumptions:

Number of warrants	282,210
Average risk-free interest rate	4.14-4.64%
Expected dividend yield	Nil
Expected stock price volatility	75.83%
Average expected life	1 year

7. Share Capital – *Continued*

f) During the year ended August 31, 2007, the Company issued 75,000 shares at a price of $1.31 per share pursuant to the terms of an option to earn a 100% interest in the SeaGold Project. During the year ended August 31, 2007, the Company also issued a total of 120,000 shares (60,000 at a price of $1.50 per share and 60,000 at a price of $2.71 per share) pursuant to the terms of option agreements to earn a 100% interest in four separate properties in the Revelstoke mining division, British Columbia.

g) A summary of the Company's warrants and agent/underwriter warrants ("B-Warrants") outstanding at August 31, 2007 and the changes for the period are as follows:

Number Outstanding August 31, 2006	Issued	Exercised	Expired	**Number Outstanding August 31, 2007**	Exercise Price Per Share	Expiry Date	Description
831,667	-	(831,667)	-	-	$0.40	8-Dec-06	Warrant
-	1,828,571	-	-	**1,828,571**	$2.25	4-Jul-08	Warrant
-	3,171,429	-	-	**3,171,429**	$2.25	9-Aug-08	Warrant
-	7,142,857	-	-	**7,142,857**	$2.25	6-Sep-08	Warrant
-	1,212,121	-	-	**1,212,121**	$2.25	28-Sep-08	Warrant
-	2,351,750	-	-	**2,351,750**	$4.00	7-Aug-09	Warrant
39,335	-	(39,335)	-	-	$0.90	28-Aug-07	B-Warrant
-	18,750	-	-	**18,750**	$2.25	9-Aug-08	B-Warrant
-	245,400	-	-	**245,400**	$3.18	7-Aug-08	B-Warrant
-	36,810	-	-	**36,810**	$3.18	20-Aug-08	B-Warrant
871,002	16,007,688	(871,002)	-	**16,007,688**			

During the first quarter ended November 30, 2006, 831,667 previously issued warrants exercisable at $0.40 per share were exercised for proceeds of $332,667. The fair value of the warrants exercised was calculated to be $42,337 and that amount has been transferred to share capital from contributed surplus.

In the third quarter ended May 31, 2007, 30,905 previously issued Agent warrants exercisable at $0.90 per share were exercised for proceeds of $27,815. In the fourth quarter, the remaining 8,430 Agent warrants were exercised for additional proceeds of $7,587. The $24,526 in fair value of the 39,335 Agent warrants was transferred to share capital in the prior fiscal year.

h) The Company has established a share purchase option plan whereby the board of directors may, from time to time, grant options to directors, officers, employees or consultants. The maximum number of shares issuable under the stock option plan shall not exceed 10% of the issued and outstanding common shares. Options granted must be exercised no later than five years from date of grant or such lesser period as determined by the board of directors and the exercise price of an option is not less than a prescribed discount from the closing price on the TSX Venture Exchange on the last trading day preceding the grant date. Options vest on the grant date unless determined otherwise by the board of directors.

7. Share Capital - *Continued*

i) A summary of the Company's options at August 31, 2007 and the changes for the period are as follows:

Number Outstanding August 31, 2006	Granted	Exercised	Number Outstanding August 31, 2007	Exercise Price Per Share	Expiry Date
908,000	-	(150,000)	758,000	$0.20	17-Dec-07
150,000	-	(150,000)	-	$0.20	7-Jan-08
397,000	-	(30,000)	367,000	$0.20	11-Dec-08
930,000	-	(170,000)	760,000	$0.25	24-Aug-09
200,000	-	(100,000)	100,000	$0.25	26-Nov-09
975,000	-	(75,000)	900,000	$0.25	18-Oct-10
200,000	-	(150,000)	50,000	$0.55	13-Mar-11
450,000	-	(250,000)	200,000	$0.55	10-Apr-11
100,000	-	(100,000)	-	$0.60	8-May-11
-	2,600,000	-	2,600,000[1]	$1.45	19-Feb-12
4,310,000	2,600,000	(1,175,000)	5,735,000		

Notes:

1) At August 31, 2007, all but 50,000 options of these options had vested.

In February of 2007, the Company granted 2,600,000 incentive stock options to directors and consultants of the Company. The stock options are exercisable at a price of $1.45 per share for a period of five years.

The fair value of stock options used to calculate the compensation expense in February of 2007 was estimated using the Black-Scholes Option Pricing Model with the following weighted average assumptions:

Average risk-free interest rate	4.01%
Expected dividend yield	Nil
Expected stock price volatility	68.74%
Average expected option life	5 years

The total fair value of the options granted was calculated to be $2,266,043 on the grant date, $1,085,788 of which amount was expensed and $1,139,340 capitalized to resource property costs during the year. The balance of $40,915 is to be expensed in fiscal 2008. The offsetting entries are to contributed surplus.

During the prior fiscal year, the Company granted 200,000 incentive stock options exercisable at a price of $0.55 per share for a period of five years, vesting over a period of one year. The total fair value of the options granted was calculated to be $66,866 on the grant date of which $31,204 was recorded in the prior fiscal year and $35,662 recorded in the year ended August 31, 2007 with the offsetting entries to contributed surplus.

7. Share Capital - *Continued*

During the fourth quarter ended August 31, 2007, a Director of the Company exercised 150,000 previously granted stock options at $0.20 per share for proceeds of $30,000. The fair value of the stock options exercised was calculated to be $28,436 and that amount has been transferred to share capital from contributed surplus.

During the third quarter ended May 31, 2007, 130,000 previously granted stock options exercisable at $0.20 per share were exercised for proceeds of $26,000, 270,000 previously granted stock options exercisable at $0.25 per share were exercised for proceeds of $67,500, 150,000 previously granted stock options exercisable at $0.55 per share were exercised for proceeds of $82,500, and 100,000 previously granted stock options exercisable at $0.60 per share were exercised for proceeds of $60,000. The fair value of the stock options exercised was calculated to be $168,677 and that amount has been transferred to share capital from contributed surplus.

During the second quarter ended February 28, 2007, a Director of the Company exercised 50,000 previously granted stock options at $0.20 per share for proceeds of $10,000, and 75,000 previously granted stock options exercisable at $0.25 per share for proceeds of $18,750. The fair value of the stock options exercised was calculated to be $13,978 and that amount has been transferred to share capital from contributed surplus.

During the first quarter ended November 30, 2006, 250,000 previously granted stock options exercisable at $0.55 per share were exercised for proceeds of $137,500. The fair value of the stock options exercised was calculated to be $89,825 and that amount has been transferred to share capital from contributed surplus.

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options.

j) Contributed Surplus

Details are as follows:

		August 31, 2007	August 31, 2006
Balance – Beginning of Year	$	**763,946**	328,802
Fair value of stock-based compensation		**2,260,790**	415,515
Fair value of warrants issued		**5,312,006**	50,906
Fair value of agent/underwriter warrants issued		**217,731**	-
Issuance costs attributed to warrants		**(428,364)**	-
Fair value of options exercised – to share capital		**(300,916)**	(22,708)
Fair value of warrants exercised – to share capital		**(42,337)**	(8,569)
Balance – End of Year	$	**7,782,856**	763,946

8. Asset Retirement and Mine Closure Obligations

For each property, management has estimated the costs of reclaiming any disturbances to its projects at August 31, 2007. Details of management's estimates of reclamation and mine closure costs are as follows:

		August 31, 2007		August 31, 2006
Balance – Beginning of Year	$	**126,000**	$	-
Foremore Project – estimated camp closure and other reclamation costs		-		21,600
Max Molybdenum - estimated mine closure and other reclamation costs		**744,961**		104,400
Balance – End of Year	$	**870,961**	$	126,000

The Company obtained an independent assessment of Max Molybdenum site restoration costs at August 31, 2007 of $971,826. Based on the Company's Phase 1 mine plan, the reclamation is to be completed in the summer of 2010, 28 months following commercial start-up estimated for January 2008.

This amount has been discounted by a risk free rate of 4.38% on the first $730,000 and 7.75% on the remaining balance of $241,826. The net present value of $849,361 is recorded as a long-term liability to be accreted over time with the corresponding asset to be amortized on a unit-of-production method over the estimated mine-life.

Retirement obligations of $21,600 for the Foremore Project have been estimated by management and are presented on an undiscounted basis due to the uncertainty in forecasting an ultimate mine closure date.

It is possible the Company's estimate of its ultimate reclamation, site restoration and closure liability could materially change due to possible changes in laws and regulations or changes in cost estimates.

9. Reclamation Bonds

At August 31, 2007, reclamation bonds totalling $752,900 remain in safekeeping with the British Columbia Ministry of Energy, Mines and Petroleum Resources as summarized below:

		August 31, 2007		August 31, 2006
Max Molybdenum Project	$	**730,000**	$	730,000
Foremore Project		**22,900**		22,900
Total	$	**752,900**	$	752,900

Interest received on the funds held in safekeeping accrue to the Company's benefit and are recorded as interest income in the period in which they are received by the Company.

10. Related Party Transactions

Except as noted elsewhere in these financial statements, related party transactions are as follows:

a) During the year ended August 31, 2007, consulting fees of $95,200 (2006 - $81,800) were paid or accrued to the President and CEO of the Company. Services provided include general corporate, exploration and acquisition strategy, drafting and engineering work, contract negotiations, and investment presentations. Of this amount, $54,800 (2006 - $45,200) is recorded in deferred exploration and development costs for the period and the balance in consulting fees.

b) During the year ended August 31, 2007, consulting fees of $71,225 (2006 - $70,875) were paid or accrued to the CFO and Secretary of the Company. Services provided include corporate finance and fund raising initiatives, contract negotiations, financial accounting, office management and general administration.

c) During the year ended August 31, 2007, per-diem contract fees of $83,887 (2006 - $69,650) were paid or accrued to a director or a company controlled by a director. Of this amount, $72,687 (2006 - $58,800) is contained in deferred exploration and development costs for the year and the balance has been expensed as consulting fees or generative exploration expense.

d) During the year ended August 31, 2007, per-diem consulting fees of $11,900 (2006 - $3,750) were paid or accrued to a director. Of this amount, $11,900 (2006 - $Nil) is contained in deferred exploration and development costs for the year and Nil (2006 - $2,250) has been expensed as consulting fees.

e) During the year ended August 31, 2007, monthly consulting fees of $156,000 (2006 - $65,000) were paid or accrued to the Company's Vice President of Mining. Services provided include drafting and engineering work, equipment procurement, and general project management. This amount is contained in deferred exploration and development costs for the year.

f) During the year ended August 31, 2007, the Company was reimbursed for rent and office expenses totalling $20,937 (2006 - $7,078) by a company with common management.

g) As at August 31, 2007, current liabilities include $51,369 (2006 - $79,769) payable to related parties. These amounts were incurred in the ordinary course of business, are non-interest bearing, and without specific repayment terms.

h) During the period ended February 28, 2007, a short term loan of $1,150,000 was advanced to the Company by the Company's CFO and Secretary. This loan was non-interesting bearing with no specific repayment terms, and was repaid as at February 28, 2007.

11. Income Taxes

a) Reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	2007	2006
Earnings (Loss) before income taxes	**$ (1,649,971)**	$ (591,784)
Canadian federal and provincial income tax rate	**34.12%**	34.12%
Income tax expense (recovery)	**(562,970)**	(201,917)
Increase (decrease) due to:		
Non-deductible expenses for tax purposes	**376,434**	82,576
Deductible expenses for tax purposes	**-**	(105,235)
Renunciation of exploration expenses	**-**	(273,130)
Statutory tax rate difference and others	**(24,521)**	-
Changes in valuation allowance	**(600,885)**	224,576
Income tax expense (recovery)	**$ (811,942)**	$ (273,130)

Flow-through securities are securities issued by a company that incurs certain resource expenditures and renounces them for tax purposes thereby allowing the expenditures to flow-through to the subscriber who purchased the securities. Subscribers may in turn claim the expenditure as a deduction on their personal or corporate tax returns.

The total amount of funds raised through the sale of the Flow-through common shares must be spent on qualified mineral exploration. The proceeds from the Flow-through common shares are restricted in use for certain qualifying Canadian Exploration Expenditures ("CEE") under Canadian Tax Legislation.

Funds raised by the Company through the sale of the flow-through common shares must be spent on qualified mineral exploration. During the year ended August 31, 2005, the Company raised a total of $1,300,500 through the issuance of flow-through securities, which funds have been expended on qualifying expenditures. $500,000 was renounced, for income tax purposes, to the flow-through investors with an effective date of renunciation of December 31, 2004. The balance of $800,500 was renounced with an effective date of December 31, 2005.

For the $800,500 that was renounced in 2005 (2004 - $500,000), the future tax liability amounted to $273,130 (2005 - $178,000). The Company's tax pool balances exceed this estimated liability. Therefore, the Company has reduced its share capital account and recorded future income tax recovery of $273,130 (2005 - $178,000).

The Company has non-capital losses for tax purposes of approximately $1,852,588 at are available to offset future taxable income. These losses may be carried forward and expire in the years 2011 to 2027.

11. Income Taxes - *Continued*

b) The significant components of future income tax assets and liabilities are as follows:

		2007		2006
Non-capital loss carry forwards	$	**565,039**	$	197,802
Share issue costs		**643,731**		216,268
Property, plant and equipment		**31,365**		30,054
Asset retirement obligation		**265,643**		39,060
Temporary difference in value:				
Resource property costs		**(1,382,553)**		(392,191)
Future income tax assets (liabilities)		**123,225**		90,993
Valuation allowance		**-**		(90,993)
Net future income tax asset	**$**	**123,225**	$	-

12. Commitments

a) During the prior fiscal year, the Company signed a lease agreement for the rental of office space. The lease began April 1, 2006 and ends on March 31, 2009. The future minimum lease obligations are as follows:

		Amount
2007	$	36,523
2008		36,523
2009		21,305
	$	94,351

b) The Company entered into several contracts as part of the development plan for the Max Molybdenum Mine. As mine development neared completion, construction deposits were transferred from long terms deposits to short term prepaid expenses, and the Company had recorded deposits of Nil at August 31, 2007 (2006- $265,000).

c) The Company has signed an offtake agreement with a U.K.-based purchaser (the "Purchaser"), for molybdenum concentrates produced at the Company's Max Molybdenum Mine. Under the terms of the offtake agreement, the Purchaser has agreed to purchase 100 per cent of the molybdenum concentrates produced at the mine during the 2007 calendar year. Thereafter, the contract is renewable through 2017 by mutually agreed upon pricing

13. Subsequent Events

Subsequent to the year ending August 31, 2007, incentive stock options were granted to directors and consultants of the Company to purchase up to 2,000,000 common shares at a price of $3.55 per share for a period of five years.

Also subsequent to year-end, 758,000 incentive options expiring on December 17, 2007 were exercised, 30,000 options expiring on February 19, 2012 were exercised, 50,000 options expiring April 10, 2011 were exercised and 150,000 options were cancelled upon termination of a consulting contract.

END